MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended September 30, 2007
Dated October 30, 2007
Earnings and profitability
FINANCIAL SUMMARY

Unaudited	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income($ millions)	577	590	497	545	541	1,664	1,544

Operating earnings(1) ($ millions)	583	593	558	545	541	1,734	1,546

Basic earnings per common share (EPS)(2) ($)	1.02	1.03	0.87	0.95	0.94	2.92	2.67
Fully diluted EPS ($)	1.00	1.02	0.86	0.94	0.93	2.88	2.65
Fully diluted operating EPS(1) ($)	1.01	1.03	0.96	0.94	0.93	3.00	2.65

Return on common equity (ROE) (%)	14.7	14.5	12.0	14.0	14.4	13.7	13.7
Operating ROE(1) (%)	14.8	14.6	13.5	14.0	14.4	14.3	13.7

Average common shares outstanding (millions)	567.8	570.1	572.0	572.6	574.2	570.0	578.2
Closing common shares outstanding (millions)	566.4	568.1	571.4	571.8	573.0	566.4	573.0

S&P 500 Index (daily average)	1,489	1,497	1,425	1,389	1,287	1,471	1,284
S&P 500 Index (close)	1,527	1,503	1,421	1,418	1,336	1,527	1,336

Sun Life Financial Inc.(3) reported common shareholders’ net income of $577 million for the quarter ended September 30, 2007, up $36 million from $541 million in the third quarter of 2006. The increase in common shareholders’ net income was primarily due to business growth, the positive impact of credit spread movements and equity markets on several of the Company’s North American businesses, lower new business strain on U.S. universal life sales, the net positive impact of interest rate and equity hedges in the U.S., the positive impact of the Employee Benefits Group acquisition (EBG acquisition), and higher earnings in Asia. These gains were partially offset by the strengthening of the Canadian dollar relative to foreign currencies, lower earnings in Canadian Group Benefits, and reserve strengthening in run-off reinsurance.
ROE for the third quarter of 2007 was 14.7% compared with 14.4% for the third quarter of 2006. The 30 basis point increase was primarily the result of earnings growth, the repurchase of common shares and the change in value of the foreign currency translation account in the third quarter of 2007. EPS of $1.00 were 8% higher than the $0.93 reported in the prior year.
Operating EPS, which exclude after-tax charges of $5 million for re-branding expenses in Canada and $1 million for integration costs in SLF U.S.’s Employee Benefits Group, were $1.01 for the quarter, up 9% over operating EPS of $0.93 in the third quarter of 2006. Operating ROE of 14.8% for the quarter was up from operating ROE of 14.4% in the third quarter of 2006.
Common shareholders’ net income of $1,664 million for the first nine months of 2007 was $120 million higher than in the first nine months of 2006 and EPS of $2.88 for the first nine months of 2007 was 9% higher than EPS of $2.65 in the first nine months of 2006.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s third quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”

(1)	For additional information on the Company’s use of non-GAAP financial measures including operating earnings, fully diluted operating EPS and operating ROE see “Use of Non-GAAP Financial Measures.”

(2)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

(3)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

Sun Life Financial Inc. | sunlife.com	3

Management’s discussion and analysis
SLF CANADA

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	152	177	146	156	123	475	429
Group Benefits	59	69	51	60	85	179	187
Group Wealth	46	34	53	41	32	133	122

Total	257	280	250	257	240	787	738
ROE (%)	14.7	16.1	14.3	14.3	13.3	15.0	14.0

SLF Canada’s earnings increased by $17 million or 7%, compared to the third quarter of 2006. This increase was mainly attributable to the impact of investing in higher yielding assets in Individual Insurance & Investments and Group Wealth, partially offset by lower Group Benefit earnings and re-branding expenses in Individual Insurance & Investments.
•	Individual Insurance & Investments earnings for the third quarter of 2007 increased by 24% compared to the third quarter of 2006, mainly from the impact of investing in higher yielding assets. These results were partially offset by re-branding expenses of $5 million in the third quarter of 2007.

•	Group Benefits earnings for the third quarter of 2007 decreased by 31% over the third quarter of 2006 resulting primarily from the non-recurrence of an $18 million positive reserve impact from cash-flow methodology refinement in the third quarter of 2006.

•	Group Wealth earnings for the third quarter of 2007 increased by 44% from the third quarter of 2006 due to the impact of investing in higher yielding assets and business growth.
Nine-month earnings increased by $49 million or 7%, over the same period in 2006 due to the impact of investing in higher yielding assets in Individual Insurance & Investments and Group Wealth and the impact of an internal reinsurance transaction on actuarial reserves in Individual Insurance & Investments, partly offset by a reduction in Group Benefits earnings and re-branding expenses of $7 million.
SLF U.S.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income (US$ millions)
Annuities	99	80	80	61	88	259	237
Individual Life	41	37	5	9	22	83	41
Employee Benefits Group(1)	22	25	(1)	16	11	46	31

Total (US$ millions)	162	142	84	86	121	388	309
Total (C$ millions)	170	156	98	97	136	424	351
ROE (%)	14.7	14.0	9.4	9.7	13.9	12.9	12.1

(1)	Employee Benefits Group formerly called Group Life & Health.
Earnings for SLF U.S. increased C$34 million or 25% compared to the third quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$12 million in the third quarter of 2007 compared to the third quarter of 2006.
In U.S. dollars, earnings were US$162 million, US$41 million or 34% higher than in the third quarter of 2006. Earnings increased this quarter as a result of positive equity market movement in Annuities, the net favourable impact of interest rate hedges, credit spread movement and lower new business strain in Individual Life, and the favourable impact in the Employee Benefits Group of the EBG acquisition in the second quarter of 2007.
•	Annuities earnings increased by US$11 million compared to the third quarter of 2006 as a result of increased fee income on higher assets from positive equity market movements and the net favourable impact of equity hedges.

•	Individual Life earnings increased by US$19 million compared to the third quarter of 2006 due to the net favourable impact of interest rate hedges, credit spread movement, business growth and lower new business strain on U.S. universal life sales.

•	Employee Benefits Group earnings increased by US$11 million compared to the third quarter of 2006 as a result of the positive impact of the acquisition in the second quarter of 2007.
Nine-month earnings increased by US$79 million, or 26%, over the same period in 2006 due to business growth and favourable interest and credit spread movement in Individual Life, the positive impact of interest rate and equity market movements in Annuities and the favourable impact on earnings from the EBG acquisition in the Employee Benefits Group.

4	Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
MFS

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income (US$ millions)	65	62	61	62	52	188	144
Common shareholders’ net income (C$ millions)	68	68	72	71	58	208	163
Pre-tax operating profit margin ratio(4)	36%	34%	34%	34%	30%	35%	28%
Average net assets (US$ billions)	199	200	189	182	170	196	169
Assets under management (US$ billions)	204	202	192	187	175	204	175
Net sales/(redemptions) (US$ billions)	(0.9)	(0.1)	0.2	1.0	(0.1)	(0.8)	(0.8)
Market movement (US$ billions)	3.3	9.5	4.4	11.0	6.9	17.2	13.4
S&P500 Index (daily average)	1,489	1,497	1,425	1,389	1,287	1,471	1,284

Earnings for MFS increased C$10 million, or 17%, compared to the third quarter of 2006. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$5 million in the third quarter of 2007 compared to the third quarter of 2006.
In U.S. dollars, third quarter earnings were US$65 million, US$13 million, or 25%, higher than in the third quarter of 2006 primarily due to growth in assets under management and improved margins. Average net assets of US$199 billion increased 17% compared to the third quarter of 2006.
Nine-month earnings increased by US$44 million, or 31%, over the same period in 2006 primarily due to asset growth and higher margins.
Total assets under management at September 30, 2007 were US$204 billion, an increase of US$2 billion compared to June 30, 2007, driven by market appreciation of US$3.3 billion and net managed fund sales of US$0.5 billion. Market appreciation and managed fund net sales were partially offset by net retail mutual fund redemptions of US$1.4 billion during the period.
SLF ASIA

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income ($ millions)	30	17	38	33	13	85	68
ROE (%)	10.9	6.0	13.5	12.6	5.2	10.1	9.3

Third quarter 2007 earnings of $30 million were up by $17 million, or 131%, from the third quarter of 2006 primarily due to the effect of strong equity markets and business growth in Hong Kong and improved results in Indonesia as the third quarter 2006 earnings were negatively impacted by reserve strengthening. These earnings increases were partially offset by lower earnings in India due to higher expansion expenses.
Nine-month earnings were up by $17 million over last year, with higher earnings in Hong Kong and Indonesia as explained above, partially offset by higher expansion expenses.
SLF Asia sales momentum continued in the third quarter of 2007, with sales up 121% in Canadian dollars over the same period in 2006 driven by triple digit growth in India and China. In local currency, strong demand for wealth accumulation products in Indonesia and Hong Kong drove sales up by 79% and 59%, respectively, over third quarter 2006 sales. In China, sales grew 162% over last year’s sales. In addition, Sun Life Everbright Life Insurance Company was awarded two large group benefits plans during the third quarter. Installation of the group plans is expected to take place in the fourth quarter of 2007. In India, sales increased by 177% over the same period last year as the expansion continued with operations now in more than 200 cities.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Common shareholders’ net income/(loss) ($millions)
SLF U.K.	48	42	100	28	57	190	143
SLF Reinsurance	21	33	18	35	25	72	58
Corporate Support	(17)	(6)	(79)	24	12	(102)	23

Total	52	69	39	87	94	160	224

(4)	The Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.

Sun Life Financial Inc. | sunlife.com	5

Management’s discussion and analysis
Third quarter 2007 earnings decreased by $42 million compared to the third quarter of 2006 due to less favourable mortality experience in SLF Reinsurance, reserve strengthening reflecting higher annuitization rates in run-off reinsurance and the non-recurrence of the reimbursement of certain mortgage endowment costs in the third quarter of 2006 in SLF U.K.
Nine-month earnings decreased by $64 million, or 29%, over the same period in 2006 due to the after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem US$600 million of 8.526% Cumulative Capital Securities in the first quarter of 2007. Partially offsetting these items were higher earnings in the first quarter of 2007 from SLF U.K. due to the reimbursement of certain mortgage endowment costs and favourable updates to annuity reserves and deferred tax liabilities as well as higher earnings in SLF Reinsurance.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include premium revenue, net investment income and fee income. Premium revenue includes annuity premiums, certain of which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Changes to Canadian investment accounting rules that became effective on January 1, 2007, have resulted in increased net investment income volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.

	Quarterly results					Year to date
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	2007	2006

Revenues ($ millions)
SLF Canada	2,500	1,801	2,374	2,520	2,335	6,675	6,813
SLF U.S.	2,052	1,944	2,197	2,392	3,143	6,193	8,073
MFS	417	433	447	444	395	1,297	1,218
SLF Asia	286	182	215	297	240	683	725
Corporate	444	140	351	484	491	935	1,321

Total	5,699	4,500	5,584	6,137	6,604	15,783	18,150

Revenues of $5.7 billion earned in the third quarter of 2007 decreased by $905 million from the same period in 2006 due to lower annuity premiums of $873 million, mainly from the non-recurrence of US$900 million in medium-term notes issued in the third quarter of 2006.
Premium revenues of $3.5 billion in the third quarter of 2007 were $704 million less than the same quarter last year due to lower annuity premiums from the non-recurrence of medium-term notes issued in the third quarter of 2006. Health insurance premiums rose by $181 million over the third quarter of 2006 as SLF U.S. Employee Benefits Group contributed an additional $154 million, reflecting the favourable impact of the EBG acquisition in the second quarter of 2007.
Third quarter 2007 annuity premiums of $939 million were lower by $873 million than during the same period in the prior year. SLF U.S. annuity premiums decreased by $905 million as the issuance of US$900 million in medium-term notes in the third quarter of 2006 was not repeated in 2007. This decline was partly moderated by SLF U.S.’s growth in annuity premiums of $99 million over the third quarter of 2006.
Net investment income of $1.4 billion in the third quarter of 2007 fell by $275 million from the third quarter of 2006 due to changes in Canadian investment accounting rules that became effective on January 1, 2007.
Fee income of $798 million in the third quarter of 2007 rose by $74 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
Changes in actuarial liabilities decreased by $49 million in the third quarter of 2007 compared to an increase of $1.3 billion in the third quarter of 2006. The fluctuation of $1.3 billion mostly related to the issue of medium-term notes in 2006, which did not recur in 2007.
Total revenues of $15.8 billion for the nine months ended September 30, 2007, decreased by $2.4 billion compared to the same period in 2006 primarily due to lower annuity premiums and lower net investment income. Annuity premiums of $2.8 billion for the nine months ended September 30, 2007 declined by $1.5 billion from the same period a year ago as SLF U.S. issued US$1.8 billion in medium-term notes in the second and third quarters of 2006, which were not repeated in 2007. This decrease was partly compensated by higher annuity premiums of $179 million in SLF Canada and growth in SLF U.S. premiums for annuity products of $317 million. Net investment income for the nine months ended September 30, 2007, dropped by $1.5 billion from the comparable period a year ago due to rising interest rates primarily in the second
6     Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
quarter of 2007 that resulted in a decrease in the value of held-for-trading assets, with a corresponding decrease in actuarial liabilities. Higher health insurance premiums as well as higher fee income on increased average net assets somewhat diminished these decreases.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $426.7 billion as at September 30, 2007 compared to $440.2 billion as at June 30, 2007, and $405.1 billion as at September 30, 2006. The decrease of $13.5 billion between June 30, 2007 and September 30, 2007 resulted primarily from:
(i)	a decrease of $21.6 billion from the stronger Canadian dollar relative to the prior period currency exchange rates, partially offset by
(ii)	positive market movements of $3.6 billion; and
(iii)	net sales of mutual, managed and segregated funds of $3.4 billion.
AUM increased $21.6 billion between September 30, 2006 and September 30, 2007. The increase related primarily to:
(i)	robust market performance generating $43.2 billion in additional value;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(iii)	net sales of mutual, managed and segregated funds of $6.7 billion; and
(iv)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS; partly reduced by
(v)	a decrease of $35.5 billion from currency fluctuations.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDER’S EQUITY
Total general fund assets were $113.3 billion as at September 30, 2007, compared to $113.4 billion a year earlier. An increase of $4.2 billion in general fund assets on January 1, 2007 arose from the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S., including the EBG acquisition at the end of May 2007 also contributed to the growth of general fund assets during the current year. These increases were offset by the $6.2 billion unfavourable currency effect from the strengthened Canadian dollar against foreign currencies.
Total general fund assets decreased by $4.5 billion from the December 31, 2006 level of $117.8 billion. The $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules was more than offset by the unfavourable currency impact of $9.4 billion from a stronger Canadian dollar at the end of the third quarter of 2007.
Actuarial and other policy liabilities of $80.2 billion as at September 30, 2007 rose by $1.8 billion compared to September 30, 2006 due to a $7.3 billion increase on January 1, 2007 related to the change in value of held-for-trading assets, the reversal of deferred net realized gains and other fair value adjustments resulting from changes to Canadian investment accounting rules. These increases were partially offset by the unfavourable impact of $4.4 billion from currency fluctuations.
Actuarial and other policy liabilities as at September 30, 2007 were down by $876 million from $81.0 billion as at December 31, 2006 primarily reflecting the impact of changes to Canadian investment accounting rules noted above, offset by the unfavourable currency effect of $6.7 billion that resulted from the strengthened Canadian dollar at the end of the third quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $16.9 billion as at September 30, 2007, $147 million lower than as at December 31, 2006. Shareholders’ net income, before preferred share dividends of $52 million, generated $1.7 billion of additional equity and the issuance of Class A Non-cumulative Preferred Shares, Series 5 added $245 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $564 million and were partially offset by $258 million in other comprehensive income due to losses on available-for-sale assets. Dividend payments on common shares of $559 million and $324 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished the increases. Currency fluctuations further reduced shareholders’ equity by $1.5 billion.
Shareholders’ equity as at September 30, 2007, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $346 million lower than the June 30, 2007 position of $17.3 billion. Shareholders’ net income, before preferred share dividends of $18 million, generated $595 million of additional equity. The impact of changes to Canadian investment accounting rules from January 1, 2007 increased shareholders’ equity during the third quarter by $32 million due to gains on available-for-sale assets in other comprehensive income. Dividend payments on common shares of $193 million and $110 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) diminished shareholders’ equity. Currency fluctuations further decreased shareholders’ equity by $652 million.
As at October 26, 2007, Sun Life Financial Inc. had 566.4 million common shares and 61.0 million preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com     7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q3’07	Q3’06	2007	2006

Cash and cash equivalents, beginning of period	3,313	3,581	4,881	2,740
Cash flows provided by (used in):
Operating activities	765	1,931	568	3,321
Financing activities	(326)	54	(726)	312
Investing activities	168	(1,483)	(806)	(2,190)
Changes due to fluctuations in exchange rates	(31)	20	(28)	(80)

Increase (decrease) in cash and cash equivalents	576	522	(992)	1,363

Cash and cash equivalents, end of period	3,889	4,103	3,889	4,103
Short-term securities, end of period	1,016	694	1,016	694

Total cash, cash equivalents and short-term securities	4,905	4,797	4,905	4,797

Net cash, cash equivalents and short-term securities of $4.9 billion as at the end of the third quarter of 2007 rose by $108 million over the third quarter of 2006. Cash generated by operating activities was lower by $1.2 billion in the third quarter of 2007 compared to the same period a year ago mainly because the third quarter of 2006 included the issuance of US$900 million in medium-term notes. Cash used in financing activities increased by $380 million from the same period in 2006 as a $300 million issue of Senior Unsecured 5% Fixed/Floating debentures was completed in July 2006, while $3 million in principal amount of the 7.09% funding debenture and $30 million in principal amount of 6.87% Series A debentures were repurchased on September 7, 2007. Cash generated by investing activities was $1.7 billion higher in the third quarter of 2007 than in the third quarter of 2006 primarily due to higher levels of net purchases of invested assets in the third quarter of 2006.
The Company had net cash outflows of $1.0 billion in the first nine months of 2007 as compared to a $1.4 billion increase in cash and cash equivalents in the same period of 2006. Cash from operating activities was $2.8 billion lower in the first nine months of 2007 than in the comparable period a year ago primarily related to the 2006 issuance of US$1.8 billion medium-term notes and the impact from the timing of investment transactions. Cash used in financing activities in the first nine months of 2007 increased by $1.0 billion from the first nine months of 2006 as the US$600 million Cumulative Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $250 million in senior unsecured debentures, $400 million in subordinated unsecured debentures and preferred shares of $250 million in the first nine months of 2007 as compared to the $1 billion in senior unsecured debentures and preferred shares of $250 million issued in the first nine months of 2006. Cash used in investing activities was lower by $1.4 billion during the first nine months of 2007 than during the same period of 2006 mainly due to the higher levels of net purchases of invested assets in the prior year partly offset by the EBG acquisition in the second quarter of 2007.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
QUARTERLY FINANCIAL SUMMARY

Unaudited	Quarterly results
	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06	Q4’05

Common shareholders’ net income ($ millions)	577	590	497	545	541	512	491	478

Operating earnings ($ millions)	583	593	558	545	541	512	493	490

Basic earnings per common share (EPS) ($)	1.02	1.03	0.87	0.95	0.94	0.88	0.84	0.82

Fully diluted EPS ($)	1.00	1.02	0.86	0.94	0.93	0.88	0.84	0.81

Fully diluted operating EPS ($)	1.01	1.03	0.96	0.94	0.93	0.88	0.84	0.83

Total revenue ($ millions)	5,699	4,500	5,584	6,137	6,604	6,231	5,315	5,338

Total AUM ($billions)	427	440	451	441	405	391	407	391

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
8     Sun Life Financial Inc. | Third Quarter 2007

Management’s discussion and analysis
FUTURE ACCOUNTING STANDARD CHANGES
Effective January 1, 2008 the Company will adopt Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation. Section 1535, Capital Disclosures requires that the Company disclose how it manages its capital and complies with its capital requirements. Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation require disclosure concerning identification and management of risks related to financial instruments. For more detail on the accounting changes please refer to Note 2 in the Company’s third quarter 2007 unaudited interim consolidated financial statements.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in its fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
As discussed in the second quarter 2007 earnings conference call, the Company does not believe it will experience any material losses as a result of its investments in asset backed securities with residential sub-prime and Alternative-a (Alt-a)(5) mortgage exposure. Ninety-six per cent of these investments were either issued before 2006 or have a “AAA” rating. As at September 30, 2007 the Company had indirect exposure to residential subprime and Alt-a of $366 million and $191 million respectively, representing approximately 0.5% of the Company’s total invested assets.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various matters, management believes, based on the information currently available to it, that the ultimate resolution will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Embedded value and value of new business are used to measure overall profitability. Embedded value and value of new business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial

(5)	Alternative-a mortgages represent residential loans made to customers with credit profiles that are stronger than sub-prime, but weaker than prime.
Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

	Quarterly results
Unaudited — in millions of Canadian dollars	Q3’07	Q2’07	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06	Q4’05

Reported earnings (GAAP-based)	577	590	497	545	541	512	491	478
After-tax gain (loss) on special items
Clarica brand write-off	—	—	(43)	—	—	—	—	—
Re-branding expenses in Canada	(5)	(2)	—	—	—	—	—	—
EBG integration costs	(1)	(1)	—	—	—	—	—	—
Charges for the integration of CMG Asia and CommServe Financial Limited	—	—	—	—	—	—	(2)	(12)
Premium payable on the redemption of Cumulative Capital Securities	—	—	(18)	—	—	—	—	—

Total special items	(6)	(3)	(61)	—	—	—	(2)	(12)

Operating earnings	583	593	558	545	541	512	493	490

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; currency exchange rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
10     Sun Life Financial Inc. | Third Quarter 2007